SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

Form 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-9743

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EOG RESOURCES, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EOG RESOURCES, INC.
333 Clay Street, Suite 4200
Houston, Texas 77002-7361

EOG RESOURCES, INC. SAVINGS PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of EOG Resources, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of EOG Resources, Inc. Savings Plan (the "Plan") at December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 13, 2003

EOG RESOURCES, INC. SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,	
	2002	**2001**
ASSETS		
Investments		
Common Stock and Other Securities	$ 53,443,091	$ 50,373,709
Loans to Participants	1,005,201	853,822
Total Investments	54,448,292	51,227,531
Receivables		
Participant Contributions	149,998	133,552
Employer Contributions	87,981	80,616
Total Receivables	237,979	214,168
Cash and Equivalents	3,610	17,097
NET ASSETS AVAILABLE FOR BENEFITS	**$ 54,689,881**	**$ 51,458,796**

The accompanying notes are an integral part of these financial statements.

EOG RESOURCES, INC. SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2002	**2001**
ADDITIONS		
Employer Contributions	$ 3,035,416	$ 2,722,299
Participant Contributions	4,657,429	4,194,471
Participant Rollovers	638,165	291,146
Interest and Dividend Income	419,100	401,838
Total Additions	8,750,110	7,609,754
DEDUCTIONS		
Benefits Paid to Participants	1,344,660	8,747,736
Administrative Expenses	4,240	2,640
Net Depreciation in Fair Value of Investments	4,170,125	47,422,736
Total Deductions	5,519,025	56,173,112
OTHER CHANGES IN NET ASSETS		
Transfer From Other Qualified Plans	-	310,976
NET INCREASE (DECREASE)	3,231,085	(48,252,382)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	51,458,796	99,711,178
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	**$ 54,689,881**	**$ 51,458,796**

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the EOG Resources, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. A copy of the Plan document is available from EOG Resources, Inc. ("EOG").

General

The Plan, as amended and restated on December 10, 2002, is a tax-qualified defined contribution pension plan established on August 31, 1999, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is intended to meet the requirements for qualification under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). EOG, the employer, serves as the sponsor of the Plan. Riggs Bank N.A. (the "Trustee") serves as the trustee of the Plan, having replaced UBS PaineWebber Trust Company on June 1, 2002. PFPC Inc. ("PFPC") serves as the recordkeeper of the Plan. The assets of the Plan are held and managed by the Trustee. A committee appointed by the EOG Board of Directors (the "Plan Administrative Committee") administers the Plan.

Prior to August 16, 1999, EOG was a participating employer in the Enron Corp. Savings Plan (the "Enron Plan"). Beginning August 16, 1999, EOG is no longer a participating employer in the Enron Plan and consequently, all contributions from EOG employees and EOG matching contributions to the Enron Plan ceased as of that date. In February 2001 and February 2000, approximately $0.2 million and $80 million, respectively, were transferred from the Enron Plan to the EOG Resources, Inc. Savings Plan. The sum of these amounts represents all of the net assets relating to EOG participant account balances on August 16, 1999 in the Enron Plan.

Effective September 11, 2001, the Board of Directors of EOG Resources, Inc., approved the merger of the Somerset Oil & Gas Company, Inc. 401(k) Plan and its related trust into the EOG Resources, Inc. Savings Plan and its related trust. Upon the merger, the two plans formed a single plan within the meaning of section 414(l) of the Code. In November 2001, assets in the amount of approximately $95,000 were transferred from the Somerset Oil & Gas Company, Inc. 401(k) Plan to the Plan as per the merger agreement.

Eligibility

Each employee may participate in the Plan after one hour of service, except for employees who are included in a union covered by a collective bargaining agreement, and employees who are nonresident aliens who receive no earned income from the employer that constitutes income from sources within the United States. In addition, employees paid by contract rate are not eligible to receive allocations of employer matching contributions and employer discretionary contributions under the Plan.

Contributions

Participant Contributions. Participants can contribute between 1% and 15% of their eligible base pay in any combination of pre-tax salary deferrals or after-tax contributions subject to certain limits prescribed by the Code. Starting in January 2002, participants age 50 or older may contribute additional pre-tax contributions as part of the Catch-Up Contribution provision under the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants may direct the investment of their contribution accounts into any combination of funds offered by the Plan. Participants may also rollover amounts representing distributions from other qualified plans.

Employer Contributions. EOG currently matches 100% of the first 6% of base compensation that an eligible participant contributes on a pre-tax basis to the Plan. Through the period ended December 31, 2001, the matching employer contributions were invested directly into the EOG Unitized Stock Fund, and at age 50, participants could elect to reallocate their employer contributions among the other investment options. In January 2002, the automatic investment of the employer's matching contribution into the EOG Unitized Stock Fund was discontinued. All matching contributions are allocated according to the participants' investment elections. Participants, regardless of age, may make a diversification election at any time with regard to the employer's matching contributions.

Vesting

Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is generally based on years of service. Participants become 20% vested in employer contributions after one year of service and vest an additional 20% for each year of service thereafter. Participants are 100% vested after 5 years of service. Participants automatically become 100% vested regardless of length of service upon i) reaching age 65, ii) retirement due to disability, iii) death while being an employee, or iv) termination of the Plan.

Distributions and Forfeiture

Distributions. Participants may receive a distribution of the vested balance in their account due to death, retirement or disability. Participants may also receive distributions on severance from service or on issuance of a qualified domestic relations order, but subject to limitations defined by the Plan. Beginning in January 2002, distributions to participants under the Plan are made solely in the form of a single lump-sum payment in cash or as a direct rollover if the participant elects to have any portion or all of an eligible rollover distribution paid directly to an eligible retirement plan or individual retirement plan. All optional forms of benefit payments under the Plan other than a single lump-sum payment in cash and the direct rollover have been eliminated. At December 31, 2002 and 2001, there were no outstanding distributions payable to former participants.

Forfeitures. Any unvested balance in the account of a participant who has separated from service shall be forfeited. Amounts forfeited shall first be allocated to restore previously forfeited accounts, which are to be restored under the terms of the Plan, and if any amount remains after that allocation, it shall be used to pay Plan expenses or to reduce employer matching contributions. At December 31, 2002 and 2001, forfeited nonvested amounts totaled $47,363 and $21,425, respectively.

Withdrawals and Loans

Withdrawals. Participants who are at least age 59½ are entitled to withdraw their vested interest in all of their accounts. Active participants may receive in-service withdrawals or financial hardship withdrawals subject to limitations defined by the Plan.

Loans. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000, reduced by the participant's highest outstanding loan balance from the Plan during the preceding one year period, or 50% of the borrower's vested account balance. Participants may have no more than one loan outstanding at any time unless they had two loans outstanding at the time the participant's account was transferred in from the Enron Plan. The loan is fully secured by a pledge of the borrower's vested account balance in the participant's account. Loan terms may not exceed five years, except for loans used for the purchase of a primary residence which may not exceed 15 years. Principal and interest are repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, EOG has the right under the Plan to discontinue its contributions at any time or to partially or totally terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants shall become 100% vested in the balance in their account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Short-term investments are stated at cost, which approximates fair value. Investments in stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3. **INVESTMENTS**

Individual investments that represent five percent or more of the Plan's net assets are as follows:

	At December 31,	
	2002	**2001**
UBS Paine Webber Stable Value GIC	$ 18,191,156	$ 15,458,155
EOG Unitized Stock Fund	14,081,438	13,788,570
American Washington Mutual Investment Fund	3,007,788	2,899,131
Pimco Total Return Fund	2,746,815	1,303,677*
AIM Blue Chip Fund	2,199,132*	2,700,191
UBS Paine Webber Brinson Tactical Allocation Fund	2,046,928*	2,940,975
Mass Investors Growth Stock Fund	1,996,051*	2,597,719

* Item does not meet 5% threshold at the end of the applicable year.

Information about the significant components of the change in net assets relating to the EOG Unitized Stock Fund is as follows:

	Year Ended December 31,	
	2002	**2001**
Changes in Net Assets		
Contributions	$ 1,413,123	$ 3,575,720
Net Appreciation (Depreciation)	318,021	(5,646,412)
Benefits Paid to Participants	(320,400)	(4,941,433)
Transfers	(1,047,433)	95,961
Loan Repayments, Net of Borrowings	(70,443)	(434,832)
Total	$ 292,868	$ (7,350,996)

Information about the significant components of the change in net assets relating to the Enron Unitized Stock Fund is as follows:

| | Year Ended December 31, | |
	2002	2001[1]
Changes in Net Assets		
Net Depreciation	$ (222,353)	$(38,792,982)
Benefits Paid to Participants	(4,917)	(4,725,846)
Transfers	(38,279)	(1,774,427)
Loan Repayments, Net of Borrowings	(803)	(92,713)
Total	$ (266,352)	$(45,385,968)

(1) On December 2, 2001, Enron Corp. and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.

4. RELATED-PARTIES TRANSACTIONS

EOG, PFPC, and Riggs Bank N.A. are parties-in-interest. Since certain Plan investments are shares of EOG Unitized Stock Fund and Riggs Money Market Funds, these transactions qualify as party-in-interest transactions.

5. TAX STATUS

The Plan obtained its favorable determination letter from the Internal Revenue Service ("IRS") dated June 12, 2002, in which the IRS stated that the Plan and related trust are designed in accordance with applicable sections of the Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements. It is the opinion of the Plan administrator that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the related trust is tax exempt.

6. RISK AND UNCERTAINTIES

The Plan provides for various investments in stock, short-term investments, mutual funds and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and individual participant account balances.

EOG RESOURCES, INC. SAVINGS PLAN
EIN 47-0684736   PLAN NO. 001
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
AT DECEMBER 31, 2002

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value
UBS Paine Webber	Stable Value GIC	**	$ 18,191,156
*EOG	Unitized Stock Fund 598,853 unit shares	**	14,081,438
American	Washington Mutual Investment Fund	**	3,007,788
Pimco	Total Return Fund	**	2,746,815
AIM	Blue Chip Fund	**	2,199,132
UBS Paine Webber	Brinson Tactical Allocation Fund	**	2,046,928
UBS Paine Webber	S&P 500 Index Fund	**	2,005,267
Mass Investors	Growth Stock Fund	**	1,996,051
American	Euro Pacific Growth Fund	**	1,739,044
AIM	Balanced Fund	**	1,407,211
Pimco	Mid Cap Growth Fund	**	1,185,447
AIM	Constellation Fund	**	1,026,475
*Participant Loans	Various maturities and interest rates	**	1,005,201
Alliance	Premium Growth Fund	**	1,004,166
Franklin/Templeton	Qualified Fund	**	772,039
Enron	Unitized Stock Fund 48,417 unit shares	**	34,134
*Riggs	Prime Money Market Fund	**	1,921
*Riggs	Money Market Account	**	1,689
			$ 54,451,902

*   Party-in-Interest
**   Cost not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC. SAVINGS PLAN

By: /s/ PATRICIA L. EDWARDS
         Patricia L. Edwards
    Chairman of the Administrative Committee

Date: June 27, 2003

EXHIBIT INDEX

Exhibit No.	Document
23.1	Consent of Deloitte & Touche LLP
99.1	Certification of Annual Report of Chairman of the Administrative Committee (Chief Executive Officer of the EOG Resources, Inc. Savings Plan)
99.2	Certification of Annual Report of Vice President Accounting and Land Administration, EOG Resources, Inc. (Chief Financial Officer of the EOG Resources, Inc. Savings Plan)